

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Stephen Williamson
Senior Vice President and Chief Financial Officer
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, MA 02451

   Re: Thermo Fisher Scientific Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 24, 2022
     File No. 001-08002

Dear Stephen Williamson:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Michael Boxer